IPSEN
Innovation for patient care

2009 DEC 16 A 8:37

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

09047506

11th December 2009

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

12/17

IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

IPSEN
Innovation for patient care

Press release

Ipsen announces its corporate agenda for 2010

Paris (France), 9 December 2009 - Ipsen (Euronext: FR0010259150; IPN) announces today its corporate agenda* for 2010:

1 February 2010:	Full year 2009 sales
1 March 2010:	Full year 2009 results
3 May 2010:	First quarter 2010 sales
28 May 2010:	General shareholders' meeting
4 June 2010:	Payment of 2009 dividend **
31 August 2010:	First half 2010 sales & results
28 October 2010:	First nine months 2010 sales

* This financial calendar is for indicative purposes only and the Group could change its publication dates should it deem it necessary.

** Pending approval of the Board of directors (26 February 2010) and of the General shareholders' meeting (28 May 2010)

About Ipsen

Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

For further information:

Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Press release

Ipsen's partner Roche announces that Taspoglutide meets its primary endpoints in head-to-head study with sitagliptin (Januvia®) and versus placebo

Taspoglutide provides potent and durable glycemic control with superiority versus Januvia®

Paris (France), 2 December 2009 - Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical group, today announced that its partner Roche has disclosed the results of the second and third of eight T-emerge phase III studies in patients with diabetes for taspoglutide, the first human once weekly glucagon-like peptide-1 (GLP-1) analogue originating from Ipsen's research and developed by Roche. T-emerge 1 (subcutaneous weekly taspoglutide versus placebo in treatment-naïve patients) and T-emerge 4 (subcutaneous weekly taspoglutide versus sitagliptin versus placebo) both met their respective primary endpoints of change in HbA1c. In both studies taspoglutide was generally well tolerated. The most frequently reported adverse events among taspoglutide treated patients were nausea and vomiting.

This compound is similar to the natural hormone GLP-1 which has a key role in blood sugar regulation. GLP-1 analogues, which stimulate insulin secretion and suppress glucagon secretion, are true innovations in the diabetes field.

About T-emerge 1

T-emerge 1 is a double-blind, randomized, placebo-controlled, 24 week study, to demonstrate superiority of taspoglutide versus placebo in 373 treatment-naïve type 2 diabetic patients. The results of T-emerge 1 showed that taspoglutide demonstrated superior HbA1c reduction versus placebo. The study analysis included 373 patients, enrolled into three arms (taspoglutide 10 mg once weekly, taspoglutide 10 mg once weekly titrated up to 20mg once weekly after 4 weeks, and placebo).

About T-emerge 4

T-emerge 4 is a head to head comparison study versus sitagliptin (Januvia®) as an add-on to metformin. It is a double blind, active and placebo controlled, 24 week study to demonstrate the non-inferiority of taspoglutide to sitagliptin with a statistical test for superiority to placebo, involving 636 patients who have failed to reach their treatment targets with metformin. T-emerge 4 showed that taspoglutide demonstrated superior HbA1c reduction versus sitagliptin. The study analysis included 636 patients, enrolled into four arms (taspoglutide at doses of 10 mg and 20 mg, sitagliptin 100 mg and placebo) in a ratio of 2:2:2:1.

About the T-EMERGE Program

Roche's T-EMERGE Phase III clinical trial programme is designed as multicenter, multi-country, randomized, controlled (active or placebo), double-blind and open studies. Over 6,000 patients will be enrolled in the eight studies that comprise the T-EMERGE programme. Studies include two parallel taspoglutide arms including 10 mg once weekly and 10 mg once weekly titrated up to 20 mg once weekly after 4 weeks. Four of the eight studies have active comparators, including exenatide, sitagliptin, insulin glargine and pioglitazone.

IPSEN
Innovation for patient care

About Taspoglutide (R1583)
Taspoglutide was selected from a family of human once-weekly long-acting glucagon-like peptide-1 (GLP-1) analogues with structural modifications which confer intrinsic controlled release properties. Ipsen is the originator of the concept of matrix free sustained release formulation applied to therapeutic peptides and proteins. Taspoglutide is being developed, by Roche, as a novel and innovative treatment for patients with type 2 diabetes mellitus, the fourth leading cause of death in most developed countries. The structure of the molecule is similar to that of the natural human hormone GLP-1, and has the potential for intervals of up to two weeks in between administration without the use of a matrix.

About Diabetes
Diabetes is a disease characterized by excess blood glucose due to a deficiency in insulin availability and/or resistance to its action. Type 2 diabetes accounts for 90% to 95% of all diabetes cases worldwide and occurs almost entirely in adults. Complications from diabetes, such as coronary artery and peripheral vascular disease, stroke, diabetic neuropathy, amputations, renal failure and blindness, are resulting in increasing disability, reduced life expectancy and enormous health cost for virtually every society. According to current estimates by the World Health Organization, the number of people with diabetes is set to more than double in the next 20 years to over 300 million by the year 2025.

About the agreement
Roche exercised its licensing option for taspoglutide from Ipsen in 2006 and acquired exclusive worldwide rights to develop and market taspoglutide, except in Japan where these rights are shared with Teijin and in France where Ipsen may elect to retain co-marketing rights.

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the

safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen

Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Press release

The 17th Jean-Louis Signoret Neuropsychology Prize of *la Fondation Ipsen* is awarded to Doctor Pierre Maquet for his work on the domain of "Sleep and cognition"

Paris (France), 30 november 2009 – The 17th annual Jean-Louis Signoret Neuropsychology Prize has been awarded to **Doctor Pierre Maquet** *(Cyclotron Research Centre, Liege, Belgium)* for his work on the domain of "Sleep and cognition" by an international jury* led by Professor Albert Galaburda *(Harvard Medical School, Boston, USA)*. He received the €20,000 prize on 16 november 2009 at the *Journée Jean-Louis Signoret* (Paris, France).

About the winner

Pierre Maquet is Research Director at the *National Fund for Scientific Research* (Brussels, Belgium), and works at the *Cyclotron Research Centre* (Liege, Belgium) on the relationships between sleep and cognition.
Very early in his career Pierre Maquet's interest focused on functional magnetic resonance imaging wich leads him to study the various modified states of consciousness such as coma, vegetative state, minimal consciousness state, hypnotic state, general anaesthetia, and sleep. This study permits him to localize the brain areas involved in those activities.
His work on the domain of sleep and cognition, published in the prestigious journals such as *Nature, Neuroscience, Neuron* and *Journal of Neuroscience* proved that sleep plays a crucial role in learning and in the consolidation of memories.

About the Jean-Louis Signoret Neuropsychology Prize

Established in 1992, the prize has been awarded by *La Fondation Ipsen* to many prestigious specialists: Eric Kandel *(New York, 1992)*, Jacques Paillard *(Marseilles, 1993)*, Rodolfo Llinas *(New York, 1994)*, Stephen Kosslyn *(Cambridge, USA, 1995)*, Alfonso Caramazza *(Cambridge, USA, 1996)*, Jean-Pierre Changeux *(Paris, 1997)*, Edoardo Bisiach *(Turin, 1998)*, Joseph LeDoux *(New York, 1999)*, Joaquin Fuster *(Los Angeles, 2000)*, Stanislas Dehaene *(Orsay, 2001)*, Deepak Pandya *(Boston, 2002)*, Uta Frith *(London, 2003)*, Hanna and Antonio Damasio *(Iowa City, 2004)*, Marc Jeannerod *(Lyon, 2005)*, Faraneh Vargha-Khadem *(London, 2006)*, Alvaro Pascual Leone *(Boston, 2007)* and Elizabeth Warrington *(London, 2008)*.

---

*Jocelyne Bachevalier (Emory University, Atlanta), Laurent Cohen (Hôpital de la Salpêtrière, Paris), Branch Coslett (University of Pennsylvania, Philadelphia), Richard Frackowiak (CHUV, Lausanne), Didier Hannequin (Hôpital Charles Nicolle, Rouen), Kenneth Heilman (University of Florida, Gainesville), Bernard Laurent (Hôpital Bellevue, Saint-Etienne), Kimford Meador (Emory University, Atlanta), Michel Poncet (C.H.U. Hôpital Timone, Marseille), Donald Stuss (The Rotman Research Institute, Toronto)

La Fondation Ipsen

Established in 1983 under the aegis of the *Fondation de France*, the mission of *la Fondation Ipsen* is to contribute to the development and dissemination of scientific knowledge. The long-standing action of *la Fondation Ipsen* is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of *la Fondation Ipsen* is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years. It has developed an important international network of scientific experts who meet regularly at meetings known as *Colloques Médecine et Recherche*, dedicated to six main themes: Alzheimer's disease, neurosciences, longevity, endocrinology, the vascular system and cancer science. In 2007, *la Fondation Ipsen* started three new series of meetings. The first is in partnership with the Salk Institute and *Nature* and is an annual meeting which focuses on aspects of Biological Complexity; the second is the "Emergence and Convergence" series with *Nature*, and the third annual meeting is with *Cell* and the Massachusetts General Hospital entitled "Exciting Biologies". Since its beginning, *la Fondation Ipsen* has organised more than 100 international conferences, published 69 volumes with renowned publishers and more than 205 issues of a widely distributed newsletter *Alzheimer Actualités*. It has also awarded more than 100 prizes and grants.

For further information, please contact:

Brunswick Group
Robin Gilliland
Telephone: +1 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone: + 44 (0)207 396 3536
Fax: + 44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

Press release

Ipsen initiates an Advanced Endometrial Cancer program with BN83495, its first-in-class steroid sulfatase (STS) inhibitor

First patient dosed in Phase II

Paris (France), 25 November 2009 - Ipsen (Euronext: FR0010259150; IPN) today announced the initiation of an international, multi-center, controlled, randomized Phase II clinical trial to evaluate the safety and efficacy of BN83495, its investigational first-in-class steroid sulfatase (STS) inhibitor, in advanced endometrial cancer. BN83495 is currently being studied in several clinical studies in patients with hormone dependent cancers.

Stéphane Thiroloix, Executive Vice-President, Corporate Development said :*"We are very pleased to be moving BN83495 into phase II in this indication. This first-in-class steroid sulfatase inhibitor can potentially significantly improve lives of patients with advanced endometrial cancer. With further indications in breast, prostate and ovarian cancers, we believe Ipsen with its focus on hormone dependent cancers will fully leverage the value of BN83495."*

About BN83495
Ipsen's lead oncology development candidate, BN83495, is a first-in-class orally available irreversible steroid sulfatase (STS) inhibitor. The steroid sulfatase pathway gives rise to oestrone and dehydroepiandrosterone (DHEA) that in turn produce oestradiol and androstenediol (Adiol) that can both stimulate the growth of hormone-dependent tumours. The compound is currently in further clinical development for postmenopausal metastatic breast cancer as well as in PI/II clinical development for castrate resistant prostate cancer. Ipsen plans to expand the clinical program to include ovarian cancers in the near future.

About the trial
The clinical trial will compare single-agent BN83495 to megestrol acetate (MA) in post-menopausal women with histologically confirmed hormone receptor positive endometrial cancer, presenting with recurrent or advanced disease not eligible for treatment with surgery and radiotherapy.

The primary endpoint for the study is progression-free survival. Overall survival and response rate will be evaluated as secondary endpoints. This is the first Phase II clinical trial to begin this year examining the safety and efficacy of BN83495 in patients with different solid tumors.

About Endometrial Cancer
Endometrial cancer, which develops from the inner lining of the uterus, is the most common cancer found in the female reproductive system.
According to the American Cancer Society, about 40,100 new cases of endometrial cancer were diagnosed in the United States and approximately 7,470 women died from this disease in 2008.

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to

leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Press release

Ipsen's Decapeptyl® 6-month formulation receives marketing authorization in France for the treatment of locally advanced or metastatic prostate cancer

Paris (France), 13 November 2009 - Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical Group announces that the French regulatory authorities (*Agence Française de Sécurité Sanitaire des Produits de Santé*, AFSSAPS) have today granted the marketing authorization to the 6-month sustained-release formulation of Decapeptyl® (triptorelin embonate[1] 22.5 mg) for the treatment of locally advanced and metastatic prostate cancer. The launch of the 6-month formulation of Decapeptyl® in France by Ipsen should take place during the first semester of 2010.

"Ipsen is pleased that the new 6-month formulation of Decapeptyl® will soon be available for patients in France suffering from prostate cancer. Its improved convenience comes with a consistent and similar efficacy and tolerance to the already established Decapeptyl®'s 1 and 3-month Decapeptyl® formulations," said **Etienne de Blois**, Deputy General Manager, France Operations, Ipsen.

Triptorelin embonate 22.5 mg is a new 6-month-formulation of a luteinizing hormone releasing hormone (LHRH) agonist for the treatment of locally advanced or metastatic, hormone-dependent prostate cancer, developed by Debiopharm Group. Debiopharm has licensed the marketing rights to Ipsen for all territories where Ipsen currently commercializes triptorelin.

Last 13 October, Ipsen and Debiopharm Group announced the successful completion of the European decentralised registration procedure involving nine countries: Germany (reference member state), France, Austria, Finland, Norway, Belgium, Denmark, Spain and The Netherlands while for other European countries (Portugal, United Kingdom, Ireland, Italy, Romania and Lithuania), the marketing authorisation applications were filed as a national line extension to the existing Decapeptyl®'s ones. France is the first country to approve Decapeptyl® 6-month in the context of the Decentralized procedure in Europe.

About Decapeptyl®

Debiopharm licensed-in triptorelin from Tulane University in 1982.

Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation. Debiopharm developed and submitted the 1- and 3-month sustained release formulations of triptorelin embonate in Europe and the U.S. The active substance in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotropin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of pituitary gonadotropins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries.

The product is now marketed worldwide for the treatment of advanced prostate cancer, endometriosis, precocious puberty, in-vitro fertilisation programs, and uterine fibroids.

The marketing authorisation application for the 6-month-formulation was submitted to the registration authorities of nine European countries in September 2008, in accordance with the decentralised

[1] triptorelin pamoate is similar to triptorelin embonate

procedure. It was supported by data from a phase III study on the efficacy, pharmacokinetics and safety of two consecutive injections of triptorelin 6-month-formulation in 120 patients with advanced prostate cancer. The results showed that 97.5% of patients achieved castrate levels of serum testosterone 28 days after the first injection, and 93.0% of the patients maintained castrate levels of testosterone (defined as ≤ 1.735nmol/L or 50 ng/dL) from week 8 to 48. Furthermore, at month 6 and 12, 98.3% of the patients were castrated. Overall the phase III data demonstrated that the treatment was well tolerated. The local tolerance of the product was very good with few patients (6.7%) experiencing local side effects, the majority of them being mild. These efficacy results are similar to those obtained previously with repeated administrations of the 1- and 3-month-formulations of triptorelin.

Debiopharm will manufacture the 6-month formulation at Debio R.P., its FDA-inspected production facility in Switzerland.

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:
<u>Ipsen</u>
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com